Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rumble Motors, Inc.
4563 Maple Crest St
Sacramento, CA 95834
www.rumblemotors.com

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rumble Motors, Inc.
Address: 4563 Maple Crest St, Sacramento, CA 95834
State of Incorporation: CA
Date Incorporated: July 02, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $230.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Invest $500 and recieve 5% discount on a purchase of a Rumble Motors Bike.

Invest $1,500 and recieve 8% discount on a purchase of a Rumble Motors Bike.

Invest $2,500 and recieve 12% discount on a purchase of a Rumble Motors Bike.

Invest $5,000 and recieve 18% discount on a purchase of a Rumble Motors Bike.

Invest $10,000 and recieve 25% discount on a purchase of a Rumble Motors Bike.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rumble Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive 110 common stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Rumble Motors designs and manufactures electric bikes with a focus on cutting edge technology, attractive design and affordability. Our products bridge the gap between small stand up scooters and full electric motorcycles.

The company product was concieved in 2016 in Stockholm, Sweden and we opened up the company with our main location in Sacramento, CA in 2018.

The Rumble Motors design team is in Sweden and our manufacturing facilities are in Sacramento CA. Our rapid development cycle has enabled us to launch a new version of our flagship bike every year and we have 2 new products in the pipeline for launch on Kickstarter.

Competitors and Industry

The electric vehicle market is currently bifurcated into small stand up scooters like those used by Bird and Lime and electric versions of motorcycles and cars produced by companies such as Zero Motorcycles and Tesla.

Rumble Motors sits between these markets and offers products that bridge these two segments. Vehicles that are still small enough to navigate the urban environment, yet are more capable than a stand up scooter.

Our biggest competition would be from established companies such as Zero expanding into the space. Beyond that we are mitigating competition from start ups by continually expanding our product catalog and adding features, such as solar panels and removable batteries, to our existing lines.

Current Stage and Roadmap

Rumble Motors has two products, the Rumble and the Scrambler. There are two additional products in the development pipeline, the Moon Walker (a foldable electric bicycle) and something very exciting that we'll reveal in an investor update. The Moon Walker is ready to be launched on KickStarter immediately following the conclusion of this StartEngine campaign.

Currently Rumble Motors has fully converted to manufacturing in house at our facility in Sweden. Production capacity at the new facility is 1200 units per year. Funding from this campaign will allow us to complete a production facility in Sacramento, CA adding an additional 1400 units of production. Increased production capacity will allow Rumble Motors to transition from the "Made to Order" model which sold 250 units last year to a worldwide distribution system utilizing distributors and licensors.

The Team

Officers and Directors

Name: Saeed Reza Khademi, Jr.

Saeed Reza Khademi, Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Sales; Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Business development, responsible for all distribution worldwide. There is no salary to the position.

Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

- **Employer:** Portal Pacific US
  Title: Managing Director
  Dates of Service: May 01, 2013 - Present
  Responsibilities: Manage all aspects of the business operation.

Name: Reza Khademi

Reza Khademi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Business Development and industrial design of the bikes. There is no salary to the position.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alternative fuel vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
Investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make

good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively little revenue. If you are investing in this company, it's because you think that the Rumble Motors and its products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our product and its operators may face government regulation in the future.
Our product is currently not regulated by any government and operators currently do not require a government approved license. However, the laws and regulations concerning the products and its operators may be subject to change and if they do change then the demand for our products may decrease. At such point the your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saeed Reza Khademi, Jr.	543,000	Common Stock	45.25
Reza Khademi	543,000	Common Stock	45.25

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,200,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Rumble Motors, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees

exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,200,000
  Use of proceeds: Not applicable
  Date: July 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

We have received a lot of free marketing via different tech companies. This has allowed us to perform the current amount of sales of our bikes while shipping them all across the world.

Today we have a limit of building approximately 200-250 bikes per year. This is because of the current cash flow and the fact that we are still using third-party companies for parts of our assembly line.

With our own facilities and higher cash flow we plan to be able to have parts in stock and build our bikes on demand rather than working with and waiting on third party companies.

With a higher cash flow and our own facility our plan is to increase our production to around1200-1400 bikes per year.

As of December 2019, we had approximately 135 thousand dollars in revenue. Our profit was approximately 79 thousand, the biggest expense so far is building our new model Moon Walker with an R&D budget of approximately 80 thousand dollars.

Historical results and cash flows:

Up to this moment, the Rumble Motors company has been the only entity investing in the company's growth. Using the cash flow from the sales of our bikes and reinvesting it back into the company has allowed the company to reach its current stage.

We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, and creating our manufacturing facility in Sacramento, we believe the company will grow in a fast pace. Based on our planned changes, the historical results should not be representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At December 31, 2020, the Company had cash of $66,703.00. [The Company intends to raise additional funds through an equity financing.]

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, the more cashflow we have the more bikes we can produce and sell.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, again we need more cashflow at this point to built enough bikes to fulfill our orders. 30% of the funds we use to manufacture bikes comes from our SE fundings.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise amount, we will be able to operate our business for the foreseeable future. This is based on the continued operations of our business at its current operational stage. The raise funds are intended to grow the company at a faster pace. The company has all critical stages of the company setup. Rather than pay for the future operating expenses of the company, the funds raised will be used to increase the marketing budget as well as increasing funds for research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

1 year if we just use the funding from the StartEngine raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No, we don't have any loans or line of credit, we only work with own capital/cashflow.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The company's assets and intellectual property alongside the actual sales of the company's products create the belief that the company is in a position of firm standing. These include the Rumble Motor brand and the designs of company's products. Our upcoming product launching point coupled with the expected growth of the market makes the company believe that the valuation is a fair and accurate representation of the company.

Our valutation is based on our current product line and the future R&D development of our bikes. This includes the company's current investment of funds into creating an easy to plug and use setup to utilize hydrogen fuel cell batteries.

We believe the hydrogen fuel cell battery technology will allow the company to initiate a three phase plan that will create an additional product line that is integrated and separate from the main bike product line. Projected Phase 1 - We are going to add the capability to use hydrogen fuel cell battery technology in our bikes and present it in 2020 and start sales around June 2020. Projected Phase 2 - Selling our hydrogen fuel cell technology frame to other similar companies for integration into their products. Projected Phase 3 - Start selling our use to plug and replace batteries to convienient stores for customers.

Finally, the company believes that the market for alternative fuel vehicles is likely to expand greatly in the near future. Our company hopes to capitalize on the future growth of this market as an early player in both the producer of such vehicles and the batteries that support the vehicles. By creating an established infrastructure now, the company believes that it can grow from the sales of this technology to future competitors.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  50.0%
  We will use the funds to market Rumble Motors on our social media platforms.

- *Research & Development*
  44.0%
  We will use the remaining funds for R&D for new product lines and services that will be provided using the company's products. Specifically, the company will be

using the funds to further develop new battery technology that will be integrated into its bikes and as standalone battery packs.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  6.0%
  We will use the remaining funds for R&D for new product lines and services that will be provided using the company's products. Specifically, the company will be using the funds to further develop new battery technology that will be integrated into its bikes and as standalone battery packs.

- *Marketing*
  40.0%
  We will use 40% of the funds for marketing on our social media accounts.

- *Facility Expansion*
  48.0%
  The 48% of the funds will be used in setting up our production facility and warehouse in Sacramento, CA.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.rumblemotors.com (https://www.rumblemotors.com/blogs/news).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rumblemotors

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rumble Motors, Inc.

[See attached]

RUMBLE MOTORS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Rumble Motors, Inc.
Sacramento, California

We have reviewed the accompanying financial statements of Rumble Motors, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

RUMBLE MOTORS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 66,703	$ 1,922
Account receivable, net	1,915	-
Inventory	132,500	16,360
Prepaids and other current assets	32,308	-
Total current assets	**233,426**	**18,282**
Total assets	**$ 233,426**	**$ 18,282**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 4,337	$ 5,985
Other current liabilities	4,815	1,085
Total current liabilities	**9,151**	**7,070**
Total liabilities	**9,151**	**7,070**
STOCKHOLDERS' EQUITY		
Common Stock	5,500	5,000
Additional Paid In Capital (APIC)	726,525	244,496
Equity Issuance Cost	(100,387)	-
Retained earnings/(Accumulated Deficit)	(407,364)	(238,283)
Total stockholders' equity	**224,275**	**11,212**
Total liabilities and stockholders' equity	**$ 233,426**	**$ 18,282**

See accompanying notes to financial statements.

RUMBLE MOTORS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	260,839	$	135,434
Cost of goods sold		159,917		214,809
Gross profit		100,922		(79,375)
Operating expenses				
General and administrative		164,650		39,891
Sales and marketing		105,065		4,492
Total operating expenses		269,715		44,383
Operating income/(loss)		(168,793)		(123,757)
Interest expense		487		-
Other Loss/(Income)		(200)		-
Income/(Loss) before provision for income taxes		(169,080)		(123,757)
(Provision)/Benefit for income taxes		-		-
Net income/(Net Loss)	**$**	**(169,080)**	**$**	**(123,757)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital (APIC)	Equity Issuance Cost	Members' Equity	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	-	$ -	$ -	$ -	$ 270,951	$ (114,526)	$ 156,425
Contribution	-	-	-	-	9,319	-	9,319
Distribution	-	-	-	-	(30,775)	-	(30,775)
Conversion LLC to C Corporation	5,000,000	5,000	244,496	-	(249,496)	-	-
Net income/(loss)	-	-	-	-	-	(123,757)	(123,757)
Balance—December 31, 2019	5,000,000	$ 5,000	$ 244,496		$ -	$ (238,283)	$ 11,212
Capital Raised on Crowdfunding	500,230	500	482,030	(100,387)	-	-	382,143
Net income/(loss)	-	-	-	-	-	(169,080)	(169,080)
Balance—December 31, 2019	5,500,230	$ 5,500	$ 726,525	$ (100,387)	$ -	$ (407,364)	$ 224,275

See accompanying notes to financial statements.

RUMBLE MOTORS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(169,080)	$	(123,757)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		(116,140)		137,024
Account receivable, net		(1,915)		
Prepaids and other current assets		(32,308)		
Credit Cards		(1,648)		5,985
Other current liabilities		3,729		1,085
Net cash provided/(used) by operating activities		**(317,361)**		**20,336**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution		-		9,319
Capital raised on Crowdfunding		382,143		
Distribution		-		(30,775)
Net cash provided/(used) by financing activities		**382,143**		**(21,456)**
Change in cash		64,781		(1,119)
Cash—beginning of year		1,922		3,041
Cash—end of year	**$**	**66,703**	**$**	**1,922**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	487	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Rumble Motors LLC was formed during 2018 in the state of Florida. On July 2, 2019, the Company converted from an LLC to a C Corp in state of California. The financial statements of Rumble Motors, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sacramento, California.

Rumble Motors is a Swedish-American electric vehicle company that designs and manufactures electric bikes.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Rumble Motors, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company's principal revenue stream is the sale of electric bikes.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $105,065 and $4,492, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2020		2019
Finished products		132,500		-
Total Inventories	**$**	**132,500**	**$**	**-**

4. DETAIL OF OTHER LIABILITIES

The following is a break-out of other current liabilities as of December 31, 2019 and December 31, 2018:

As of Year Ended December 31,		2020		2019
Deposits Held in Escrow - Start Engine		26,308	$	14,845
Investments- Coinbase		6,000		
Total Prepaids Expenses and other Current Assts	**$**	**32,308**	**$**	**206,905**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 5,000,000 of common shares, 0.001$ par value. As of December 31, 2020 and December 31, 2019, 5,500,230 and 5,000,000 shares have been issued and are outstanding, respectively.

6. RELATED PARTY

There are no related party transactions.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(50,454)	$	(36,526)
Valuation Allowance		50,454		36,526
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(121,154)	$	(70,700)
Valuation Allowance		121,154		70,700
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $406,011, and the Company had state net operating loss ("NOL") carryforwards of approximately $406,011. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company sold additional 101,020 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $118,690. In connection with this offering, the Company incurred offering costs of $25,935, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $168,793, an operating cash flow loss of $317,361 and liquid assets in cash of $66,703, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rumble Motors

Imagine Riding Into The Future, TODAY.



Website | Sacramento, CA | CONSUMER PRODUCTS | DESIGN

Rumble Motors is an electric vehicle company with a team in California and Sweden that designs and manufactures electric bikes. Rumble's vision is to develop sustainable, affordable and enjoyable vehicles that everyone can afford. Bikes that are eco-friendly and simply a blast to ride.

$657,350 raised

2,154 Investors	$12M Valuation
$10.00 Price per Share	$230.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 52 | Comments | Follow

Reasons to Invest

- Perfect blend of style, fun and eco-friendly
- Greatly positioned for a growing market
- We believe government regulations will favor e-bikes


RUMBLE MOTORS

Rumble Motors is a Swedish/American electric vehicle company that designs and manufactures electric scooters. Our vision is to develop sustainable, affordable and enjoyable vehicles that everyone can afford. Rumble Motors was founded as an LLC in 2018 following years of cutting edge research. Rapidly outgrowing this corporate structure, Rumble Motors, Inc was born in 2019. Stagnation in the automotive industry has created a fertile ground for Rumble Motors to leverage new technology into an underserved market while also being responsible global citizens.

VISION

Since inception, Rumble Motors has developed three generations of vehicles. Despite this relentless pace of product development, it has shipped over 200 units. Customers to date have been private individuals, but Rumble Motors is aggressively courting distributors. With its completed production facility in Sweden and a new Sacramento facility currently in the planning stage, the company believes it can increase the production schedule of third-generation e-Bikes by tenfold.

Loyal Customer Base: 200 bikes shipped almost exclusively through crowdfunding and word of mouth.

Who Said "Fun to Ride" can't be Eco-Friendly?

At Rumble Motors, solving problems customers didn't know they had is a key focus. A prime example was adding engine noises to the bikes. This feature, unique to Rumble's bikes, not only increases safety but exemplifies a commitment to "Make Green Fun", demonstrating that quality alternatives to gas-guzzling transport can be both affordable and enjoyable.

Rewards

Get rewarded for investing more into Rumble Motors:

$230+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
$500 Company Perks
Invest $500 and receive 5% discount on a purchase of a Rumble Motors Bike.

$1,500+ Investment
$1500 Company Perks
Invest $1,500 and receive 8% discount on a purchase of a Rumble Motors Bike.

$2,500+ Investment
$2,500 Company Perks
Invest $2,500 and receive 12% discount on a purchase of a Rumble Motors Bike.

$5,000+ Investment
$5,000 Company Perks
Invest $5,000 and receive 18% discount on a purchase of a Rumble Motors Bike.

$10,000+ Investment
$10,000 Company Perks
Invest $10,000 and receive 25% discount on a purchase of a Rumble Motors Bike.

Rumble Motors: Zero Emission Electric Bikes



PRODUCTS

Every design choice Rumble makes is backed by market research. The added engine sounds came about from specific market research and years of listening to customers. E-Bike enthusiasts had specifically stated that they missed their engine sounds, and Rumble listened. Engine sounds offer two main advantages:

- Engine noises enhance safety by alerting other motorists and pedestrians to the riders approach.
- Engine noises also tap into the innate desire for the rattle, hum and roar of a traditional bike.

Rumble

Rumble Motors presents a new cutting edge design and technology - our namesake electric scooter. The design and shape is inspired by a Cafe Racer bike and it perfectly melds past and future into a powerful, yet beautiful package.





MAX SPEED	WHEELBASE	NET WEIGHT:	WHEEL SIZE	DIMENSIONS
100 km/h 60 mph	1250mm	105 kg 231 lb	110/90R 12	1800x460x860 mm
MOTOR POWER	RANGE PER FULL CHARGE	BATTERY VOLTAGE	CHARGING TIME	MOTOR TYPE
3000W	130 km 80 miles	72V	3-5 hours	Hub-wound motor

Scrambler

The Rumble Scrambler is the latest Cafe Racer bike from Rumble Motors. This beauty is designed to take you back to 1977 when the founders of Rumble Motors created their very first bike. Right now it is available for pre-order, and it is anticipated to ship in April 2020.


Rumble Motors


Rumble Motors

TOP SPEED	RANGE	MOTOR	BATTERY	CHARGING TIME
80-85km/h 50mph	110km 70miles	3000W	Lithium battery 72V 30AH	3-5 hours
TRANSMISSION	MAX LOADING WEIGHT			
Hub Motor	200kg 440lbs	Equipped with Alarm System	Removable Battery	

Rumble AIR

Rumble Motors plans to launch a campaign on Indiegogo for the revolutionary Rumble AIR. Designed to be the solution for urban commuting & recreation alike; the Rumble Air promises to turn heads. Breathe deeply, and let the boosts of speed and excitement breeze across your senses. Can you imagine the smile on your face riding a Rumble Air? We at Rumble Motors thought so too.

So look for the Rumble Air Indiegogo campaign to launch on the heels of our Start Engine Campaign. Invest TODAY to make your Rumble Air a reality.











Moon Walker Update: The Moon Walker is still in production, however due to investor comments we will be prioritizing the Rumble Air.

MANUFACTURING

Rumble is currently completing the planning of the construction of its main factory in Sacramento, California. This facility will serve as the hub moving forward for all operations. It will serve as the main manufacturing location for its United States, Canadian and South American markets. The Rumble Motors factory in Sweden will serve as the hub for its European market, leveraging the Schengen economic zone policies for electric vehicles. Our plan is for the two facilities to increase output capacity to 2600 bikes per year, dwarfing current production of 200 per year and enabling Rumble to move beyond its current made-to-order model.





Product acceptance, pilot runs, and pre-production testing will be performed in Sacramento as Rumble forges partnerships around the globe. Training for key personnel will also be conducted in Sacramento to ensure the highest standards are maintained.



In addition to the main factory, global logistics, and R&D will be also be located in Sacramento. This will ensure cost and quality control across Rumble's diverse markets. Rumble Motors is aggressively pursuing ways to expand production capacity. Rumble is looking to sign licensing agreements with partners in both the US and Europe which will allow expansion into markets faster providing local advantages that are not available if Rumble were to handle full distribution of bikes themselves.



DEVELOPMENT

Rumble is always looking for innovative ways to improve its bikes. One feature currently in development is the use of telematics (widely called the Internet of Things) to enable products to be used in fleet operations. This not only creates a great business model for the bikes beyond the consumer market, but it will also enable rapid refinement of the bike's efficiency. The tracking, remote diagnostics, and real-time vehicle statistics will greatly accelerate product development.

The ultimate goal will be to have a touch panel interface on the bikes themselves that can be configured for taxi or freight operations. We believe remote diagnostics and updates will make the vehicles very attractive to both consumers and urban fleet operations.





In keeping with their core design principle of Modular Design, the next versions of the Rumble Motors product Lines will feature consumer replaceable batteries. This is a key step forward in entering the Fleet and Delivery Markets. At just 10-15kg, these batteries will be easily swapped for recharging, allowing for extended vehicle operations with very little downtime.





Rumble Motors is never satisfied. Originally expecting a 4-6 year timeline for solar panel technology to be viable as an addition to their bikes, that has now been shattered. At the end of October 2019, a partner was found it can produce a unique flexible panel that will be a perfect addition. Currently undergoing Rumble's rigorous testing protocols, once released it will be another e-bike world first. Rumble's flagship bike will sport the form-fitting panels, allowing it to recharge while turning heads as you grab a coffee or a bite to eat with friends.

MARKET

The demand for electric vehicles, motorcycles, in particular, continues to grow worldwide. If the information provided by the National Association of City Transportation Officials (NACTO) is any clue, interest is surging throughout Europe, the US, and Asia.

To our knowledge, currently, major manufacturers are focused on either small scooters or full-sized vehicles and only small startups offer vehicles in the same class as Rumble Motors. This has left consumers with very limited options between tiny one person standing scooters and full-sized electric cars or motorcycles. Seeking to capitalize on this opportunity Rumble looks to fill the gap with increased manufacturing capacity and aggressive pursuit of partnerships worldwide.

Poised for New Markets: Rumble GoGo launching in 2020. Delivery Service App tailor made to pair with our e-bikes

Beyond the obvious consumer market for electric bikes, Rumble will be expanding into the commercial space as well. Coming in 2020 Rumble will be launching Rumble GoGo. Rumble's vehicles have zero emissions and are a perfect fit for the rapidly expanding urban delivery market, particularly the "final kilometer" portion of the delivery. Rumble GoGo will bring an easy to use and environmentally friendly option to the market while creating new jobs at low overhead with an easy to use delivery app. All while allowing delivery companies to showcase their commitment to a greener future.

GREEN IS THE FUTURE

Rumble's ideal customer cares about the environment but realizes this doesn't need to come at the expense of beauty or the thrill of the ride. This dedication to a Cafe Racer heritage has given Rumble a diverse range of customers from rural towns to Silicon Valley. Rumble taps into the universal thrill of a finely made machine while being a responsible global citizen.

Climate Agreement

The Electric Vehicle Initiative (EVI) seeks to expand electric vehicle usage worldwide and has begun to take notice of electric scooters. The 2019 International Energy Agency report (IEA) noted that "shared electric foot scooters now operate in around 129 cities in the United States, 30 in Europe, 7 in Asia and 6 in Australia and New Zealand." The EVI currently has 13 countries as backers, including Canada, Japan, and many European countries.

Rumble Motors aims to capitalize on this wave of growth and position itself to capture the urban consumer who doesn't need a full-sized vehicle but needs a more robust vehicle than a foot scooter.

Urbanization

As urban environments grow denser, and countries invest more heavily in public transport, Rumble is perfectly poised to fill the first/last kilometer gap that is left unfilled by large scale transportation products. Rumble views its eco-friendly bikes as the perfect fit to reduce urban congestion and complement existing public transportation systems.

Air Pollution

Today's largely fossil-powered mopeds and motorcycles are contributing to Air Pollution and Rumble believes this will accelerate the demand for environmentally friendly transport. As larger vehicles become more and more eco-friendly, Rumble Motors envisions the focus naturally turning to small internal combustion engines with poor exhaust purification. These also pose a major problem and contribute to greatly increased air pollution, a problem which will only become more acute, Rumble has the solution.

FINANCIALS

The market outlook for global electric scooters market size was USD 17.43 billion in 2018 meanwhile the global electric mobility market size is expected to reach USD 480 billion in 2025. This report also highlights that the greater than 48V category of scooters is the most rapidly expanding segment. We believe the segment Rumble's current and future product lines fall into the <48V category.

Rumble Motor's long term goal is to be a leader in the space, and to this end, it is seeking to dramatically expand production. With just over 200 bikes delivered to date in 2019, our hope to expand the production capacities in Sweden and Sacramento to increase capacity to 2600 units in 2020. This plan will give Rumble an over ten-fold increase in production, enabling the company to break out of its current on-demand production cycle and pursue distribution agreements and licensing options.

USD 17.43
billions in 2018

USD 41.98
billions in 2025

It is Rumble's opinion that planned investments in manufacturing will result in a sharp increase in volume during the latter part of 2019. This volume increase, combined with cost reductions through local production and increased local component supply, will hopefully allow the company to grow on a quarterly basis. This will be on pace to reach 2020 expansion goals, barring any permission and permitting delays. Rumble is currently debt-free and this campaign will enable the company to expand will maintaining this position.

INVEST

As a privately held, full-scale electric bike manufacturer, we currently offer two product lines; the Rumble and the Scrambler. Both are fully electric and showcase Rumble Motors' commitment to quality, aesthetics, and FUN. The Cafe Racer is its flagship model and incorporates our innovative engine noise option. The Scrambler is Rumble's homage to the cafe racer style bike's that started our passions so many years ago.

Rumble is currently a made-to-order business, poised to expand through a combination of licensed manufacturing and distribution contracts. Currently, Rumble is developing partnerships with vendors in France, Spain, Indonesia, Dubai, Canada, Brazil, Mexico, and several others. Its production facility in Sweden was the first step and, with the completion of a flagship facility in Sacramento, Rumble hopes to capture market share in a rapidly expanding sector.

Your investment from in this campaign will allow Rumble Motors to establish global partnerships and increase production capacity to levels that support marketing beyond its current word of mouth demand.

An aggressive expansion strategy will utilize Rumble's network of social media influencers, Google ads and marketing tools to grow its customer base far more aggressively. After all...who said you can't have some fun while making the world a bit greener?

Unique Product: Beautiful Electric Motor-cycle. Charges in 3-5hrs with an 80 mile Range

Proven Crowdfunding Winner: 129% of IndieGogo Goal.

In the Press

RideApart | Geeky Gadgets | electricmotorcycles.news | TESZTMOTOR.HU | SIA Magazin | Discovery

GadgetFlow

SHOW MORE

Meet Our Team





Reza Khademi

Founder, CEO and Director

Reza started to build Café racer motorcycles back in 1977 when he began modifying his very first Honda bike. It has remained a passion to this day.

Now he uses his industrial engineering skills to create electric motorcycles with the same passion as that first bike over 40 years ago.

Alex Khodaei

Co-Founder

Alex is an industrial designer by trade and his skills were foundational to the very first prototype of the flagship Rumble bike. He currently heads up Rumble Motors aggressive design department, not just rolling out new versions of the Rumble every year, but the upcoming Moon Walker and several other exciting new products.



Niaz Nezhadian

Head of Communications

Niaz joined Rumble Motors in 2018. His background is public relations in Sweden.

Today he handles Rumble Motors International Communications.

Niaz dedicates 10 to 15 hours of work per week to the company.



Reza Khademi Jr

VP of Sales

RJ joined Rumble Motors in the early days of the company in 2018. His focus has been managing the sales teams for both domestic and international customers. He is currently working closely with all new distribution partners worldwide. RJ has also been working closely with Jonathan and his brothers to complete a top to bottom revamp of Rumble's promotional materials.



Rasmus Simons

Head of Business Development

Rasmus joined Rumble Motors in 2018. He is succesful entrepreneur and prior to Rumble was running a startup company himself. He has since sold it and is now working full time with Rumble Motors.

He is in charge of shepherding the company's growth and profit. Rasmus is also working to create a long-term value for our customers. In this capacity he reached out to Jonathan and his brothers to revamp Rumble Motors promotional material.

Rasmus dedicates 10 to 15 hours of work per week to the company.



Joacim Karsch

Product Manager

Joacim joined Rumble Motors in 2018, he has a sales and marketing background, but his passion is project management. This was a perfect fit for Rumble Motors, and Joacim started to work closely with the design team to fine tune parts acquisition and quality control. His work ensure streamlined part sourcing both for production and for future prototypes.

Joacim dedicates 10 to 15 hours of work per week to the company.



Jeremy Bowe

Brand Development

Jeremy is a professional photographer and videographer with over 15 years of experience who specializes in the use of lighting to capture his subjects in new and exciting frames. He was brought on by his brother Jonathan after shooting an impromptu promo video for Rumble Motors while on another project in the Sacramento area.

Jeremy dedicates 10 to 15 hours of work per week to the company.



Jordan Bowe

Engineering/Marketing Coordination

Jordan is a freelance Illustrator who specializes in Adobe Illustrator, Fresco and Photoshop as well as Fusion 360 CAD design. His work blends seamlessly with Jeremy and the duo has been invaluable in rapidly producing world class promotional material for Rumble Motors.

Jordan dedicates 10 to 15 hours of work per week to the company.



Jonathan Bowe

Strategy and Outreach

Jonathan is a former United States Air Force Major. He served for 13 years in the USAF as a C-17A Evaluator Pilot, Antarctic Ice Landing Instructor and Air Force 2 Instructor Pilot. He graduated from Oregon State University with a BS in Computer Science and also holds an MBA from American Military University.

Currently he supervises Logistics and Event Planning for Tate Ltd., putting on private events worldwide.

He found Rumble Motors in this capacity and now lends his experience in Strategic Vision and Project Management.

Jonathan dedicates 10 to 15 hours of work per week to the company.



Emory Andrew Tate III

Social Media Strategy

Andrew is a 4x World Champion Kickboxer and Social Media Mastermind. Andrew has a passion for adrenaline and Rumble Motors caught his eye as soon as Jonathan picked up the project. His assistance is invaluable in crafting Rumble Motors rapidly evolving Social Media presence.

Andrew dedicates 10 to 15 hours of work per week to the company.



Sage Northcutt
Brand Ambassador

Sage is the youngest person ever featured on the cover of Sport Karate Magazine and is world renown in UFC and Kickboxing with a 15-0 record.

Today he is our brand ambassador and we couldn't ask for a better face for Rumble Motors. Sage has a long love for electric vehicles, and owns a Tesla 3 and a Rumble classic Café Racer that he loves riding everyday.

Sage dedicates 10 to 15 hours of work per week to the company.



Janet Arellano
Managing Director

Janet has been working as a managing director for Portal Pacific US since May 2013. Janet started at the company in 2018 and works part time as the managing director.

Janet manages, develops and execute the company's business strategies. She also provides strategic advice to the board and CEO. In addition, she prepares and implement comprehensive business plans to facilitate milestone achievements.

Janet dedicates 10 to 15 hours of work per week to the company.

Offering Summary

Company	Rumble Motors, Inc.
Corporate Address	4563 Maple Crest St, Sacramento, CA 95834
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$230.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$12,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Invest $500 and recieve 5% discount on a purchase of a Rumble Motors Bike.

Invest $1,500 and recieve 8% discount on a purchase of a Rumble Motors Bike.

Invest $2,500 and recieve 12% discount on a purchase of a Rumble Motors Bike.

Invest $5,000 and recieve 18% discount on a purchase of a Rumble Motors Bike.

Invest $10,000 and recieve 25% discount on a purchase of a Rumble Motors Bike.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rumble Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive 110 common stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Check out Rumble Motors new electric Golf Cart

16 days ago

Rumble's R&D team has been working around the clock to finish the design of the latest addition to the Rumble collection.

We are very proud to finally present the Rumble Golf Cart to the public, the Rumble Cart will be made in Los Angeles via our new business partners Imperium EV.

The Rumble Cart will be available for golf courses and also sold to end consumers, it will be very light and portable with a removable battery, suspensions, foldable steering, and seat so you can easily bring it with you to any golf course.

There will be a full specification soon to review on our website.















Notice of Funds Disbursement

17 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rumble Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rumble Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Rumble Motors offering. Here's an excerpt describing the specifics of the change:

Rumble Motors extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Finally we have launched the brand new Rumble n Henry MADMAX E-Bike.

about 1 month ago

Rumble Motors and Henry Electrics first-ever e-bike built-in Detroit.

The collaboration will go under the name Rumble n Henry, today we are very proud to announce the very first Rumble n Henry high-performance e-bike MADMAX ATB.

Rumble Motors is growing rapidly and we have even more great news to come with amazing collaboration for 2021 and 2022.

This couldn't be possible without our investors and we are really excited to have you onboard on this amazing venture.


RUMBLE
HENRY
www.henryelectrics.com | www.rumblemotors.com
RUMBLE N' HENRY CREATION
MAD MAX ATB
RESERVE YOURS TODAY
SPECIFICATIONS
SPEED - ECO 30mph / OFF ROAD 65mph
WHEELS - 26" X 4"
RANGE - 30-60 Miles Depends on Speed & Terrain
ELECTRIC TECH - Hydraulic Disk Front/Rear w/ Regenerative Breaking, Pedal assist 1-5 settings
POWER - 5000W Rear Drive Hub Single Speed
BATTERY - 72V 50AH - w/Charger
CHARGE TIME - 2-4hrs Quick Charge 6-8hrs Full Charge

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rumble Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rumble Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Rumble e-bikes will be Made in the USA start May 2021

about 2 months ago

Today we can finally reveal a great press release regarding our new partnership with our new team at Henry Electric in Detroit.

Henry Electric is a custom-built electric bike manufacturer in Detroit MI.

Starting in May 2021 all of Rumble Motors electric bikes will be manufactured by our team together with Henry electric in Detroit.

The collaboration between Rumble and Henry will really take a step in the right direction to produce one of a kind high-quality made in the USA e-bikes.

There will be many variants of each bike model and each customer will be able to custom-build their bikes on our website and have them delivered in under 30 days.

There will be full bike customization, you will be able to choose between 5-10 different seats, tank, wheels, rims, colors, etc.

The idea will be that each Rumble n Henry e-bike will be unique to each customer.

There will new e-bike model coming out in May 2021, first out is the AIR SST.

The AIR SST is based on the AIR SS but with brand-new parts and performance.

SST stands for Super Sport Terrain.

Below you can see three different variants and there will be more to come.


Original


Proposal 1


Proposal 2


Proposal 3


Original
Proposal 1
Proposal 2
Proposal 3


Original
Proposal 1
Proposal 2
Proposal 3

There will be a new competition out soon, you will be able to win a brand new fully customized AIR SST.

Let us know in the comment section which proposal is your favorite AIR SST.

The last winner was Cindy Hesse one of our investors and we just delivered her AIR e-bike, Cindy was the one that named this bike model AIR-series and we couldn't be happier with the winning name so thank you Cindy.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rumble Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rumble Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Press release - You don't want to miss this as an investor

3 months ago

We are pleased to finally announce our partnership with Imperium EV a subsidiary of DSG Global Inc.
Imperium EV has exclusive rights to distribution sales on selected Rumble Motors models.

What does this mean for Rumble Motors and our investors?
100% growth in yearly sales!

Yes, DSG Global Inc will be purchasing 600-800 bikes per year on top of our own sales. If you, like us, are excited about this new partnership, please click the link below to learn more.

https://www.nasdaq.com/press-release/imperium-motors-corp-a-division-of-dsg-global-inc.-receives-first-overseas-shipments



Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rumble Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rumble Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rumble Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rumble Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (284 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Brian M. 1 INVESTMENT INVESTED 8 hours ago
I'm very confused by what is going on with the Air SST. Social media posts since April 15th have shown "Reserve yours today," but there isn't direction to a link on your site and DMs remain unanswered. Posts have also said "ready on April 27th," but I still haven't seen a site link. As an overall assessment, I would highly recommend hiring someone full-time with a portion of our investment to handle social media marketing. You simply can't maintain credibility in the marketplace with the current level of communication, posts, floating dates and lack of follow-through. The bikes look incredible, but this is a major detractor.

I also agree with electric golf carts being a lack of direction headed into a very niche market. Please focus on getting your bikes right and actually delivering on them before moving to an entirely new industry with little realistic hope for traction.

Ivan T. 3 INVESTMENTS INVESTED 15 days ago
I was referred to send an email to Reza because I was excited to see if we can joint venture in My Rockhill studio location. I feel I was totally ignored. The panthers and more are taking Rockhill to to the stratosphere and I feel introducing your e bikes to our community would be epic. I guess when you have time, I know I'm not a 30 time investor my portion is probably useless, but I would love to help be a thriving force for your company.

Joselito B. SE OWNER 7 INVESTMENTS INVESTED 16 days ago
Aside from electric golf carts, do you also plan to manufacture electric scooters? I think e-scooters are also gaining popularity lately. It's a good vehicle option for crowded cities like NY, isn't it?

RAHUL K. SE OWNER 18 INVESTMENTS INVESTED 16 days ago
Is there a reason you are diverting your focus from being an e-bike company now to considering adding golf cart in the portfolio? Neither the economic buyer/ demography is the same for the two products, nor does it create any cross-sell/ upsell opportunities.

As an investor and believer in your original vision, I am unsure how / if this initiative will add any value. Moreover, your engineering team now has new challenges than to assist and polish/ play on strengths and clear the backlog. Golf cart market is a crowded place, and there are 2-3 companies on SE asking for funding. I would like to hear your rationale.

Selvin . 4 INVESTMENTS INVESTED 16 days ago
Is the grand opening of the Sacramento facility still going to take place on APR/21st also how long are you going wait before being listed in the NY exchange or OTC:Market?
If you decide to be listed how would our shares be transfer?
Thank you
Selvin
Investor

Otis W. 8 INVESTMENTS INVESTED 16 days ago
What is my investment currently worth today?

---

markanday r. 3 INVESTMENTS INVESTED 18 days ago
Hey all, love the designs and good work.

Any videos of the bikes in action that you'll be releasing on YouTube or elsewhere? Or any longer reviews from well-known e-bike YouTubers you're planning on partnering with?

warren o. 3 INVESTMENTS a month ago
Some interesting designs but older folks might like handle bars that a person doesn't have to lay down to use. It looks like your proposal bikes are all straight handlebars? Hey guys, Just my thoughts.

Jude C. 2 INVESTMENTS INVESTED a month ago
Honestly guys.. the v series looks the best. Can't wait to see these bikes all around major cities like DC coz the traffic here is terrible. Not sure why the air SS is more expensive than the V3 which looks real mean and somewhat futuristic, which I hope is what you guys are going for. Good stuff.

Leon R. 2 INVESTMENTS INVESTED a month ago
I also like proposal 3.

Leon R. 2 INVESTMENTS INVESTED a month ago
How do you enter to win a bike?

Eric M. 2 INVESTMENTS INVESTED a month ago
I think these bikes are great, I want to invest more money into this fantastic company. Love the look of the new bike.

Conrad B. 6 INVESTMENTS INVESTED a month ago
Proposal 1

Betty M. 2 INVESTMENTS INVESTED a month ago
I love proposal number 3. I think the logo brings attention to the mission. The look reminds me of the Indian my grandma bought in 1926. I have a photo of you want to see. Excited about the roll out. Hoping to afford my own someday.

SHOW MORE COMMENTS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Rumble Motors is an electric vehicle company based in Sacramento, CA fueled by its founders lifelong passion for Cafe Racers.

After extensive research into emerging electric technologies, fusing a classic look with cutting edge motors has now become a reality. All models are fully produced and assembled in Sweden and the United States by Rumble Motors engineers, ensuring each bike meets strict quality standards.

Our goal? Becoming the premier choice in electric bikes worldwide.

Going forward, we are meeting with distribution partners in Europe, North America, and Asia. All eagerly awaiting our line of bikes that are the perfect blend of excitement and eco-friendliness.

We are committed to delivering quality, style and the very latest in technology. At Rumble Motors, it's all about choosing an environmental lifestyle that will excite you and turn heads. Eco-consciousness that's also exhilarating. Rumble Motors delivers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.